Exhibit 99.17

Loncor Resources Inc.

PRESS RELEASE

LONCOR STOCK OPTION GRANTS

Toronto, Canada – January 28, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") announces that it has granted to employees, directors and consultants of the Company, pursuant to the terms of the Company's stock option plan, 1,285,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$2.69.  280,000 of such stock options have a term of three years and the balance of such stock options have a term of five years, subject to the terms of the Company's stock option plan.

Loncor is a gold exploration company with two projects in the Democratic Republic of the Congo: the Ngayu and North Kivu projects.  For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.